UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 1-14522

Open Joint Stock Company

“Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date:	July 4, 2005	By:	/s/ Alexander V. Izosimov
		Name:	Alexander V. Izosimov
		Title:	Chief Executive Officer and General Director

REPORT ON THE RESULTS OF THE VOTE

of the Annual General Shareholders Meeting

of Open Joint Stock Company “Vimpel-Communications”

10 Ulitsa 8 Marta, bldg. 14, Moscow, 127083, Russian Federation

(Protocol No 36 of June 22, 2005)

The Annual General Shareholders Meeting (hereinafter, the “Annual General Meeting” or the “Meeting”) of Open Joint Stock Company “Vimpel-Communications” (hereinafter, “VimpelCom” or the “Company”) was held on June 22, 2005 by the decision of the Board of Directors of the Company made on April 22, 2005.

The Annual General Meeting was conducted in form of a meeting with an option to vote on agenda items by sending to the Company the completed voting ballots.

The Meeting was held at 10 Ulitsa 8 Marta, bldg. 14, Moscow, Russian Federation.

The total number of votes held by the shareholders that participated in the Meeting was 43,915,680 constituting 76.10% of the total number of votes held by the Shareholders – holders of the voting stock. There were no invalid ballots.

The Meeting had a quorum.

Chairman of the Meeting – Chairman of the Board of Directors – Mr. J. Lunder.

Secretary of the Meeting – Secretary of the Board of Directors – Ms. K. Dashko.

The agenda of the Meeting:

1.	Approval of the 2004 VimpelCom Annual Report;

2.	Approval of VimpelCom’s accounting statements, including Profit and Loss Statement for 2004 (prepared in accordance with Russian statutory accounting principles);

3.	Allocation of profits and losses resulting from 2004 operations including non-payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type A;

4.	Election of the Board of Directors;

5.	Approval of the amended and restated Procedural Regulations of the Board of Directors;

6.	Election of the Audit Commission;

7.	Approval of external auditors;

8.	Approval of reorganization of VimpelCom through statutory merger of CJSC “Extel” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Extel”;

9.	Approval of reorganization of VimpelCom through statutory merger of CJSC “Sotovaya Company” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Sotovaya Company”;

10.	Approval of reorganization of VimpelCom through statutory merger of CJSC “StavTeleSot” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “StavTeleSot”;

11.	Approval of reorganization of VimpelCom through statutory merger of CJSC “Vostok-Zapad Telecom” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Vostok-Zapad Telecom”;

12.	Approval of reorganization of VimpelCom through statutory merger of OJSC “Orensot” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Orensot”;

13.	Approval of reorganization of VimpelCom through statutory merger of OJSC “Beeline-Samara” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Beeline-Samara”; and

14.	Approval of reorganization of VimpelCom through statutory merger of OJSC “Dal Telecom International” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Dal Telecom International”.

The following decisions were made by the Meeting on each agenda Item:

Item No 1: Approval of the 2004 VimpelCom Annual Report.

The results of the vote on the first item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 43,915,680.

Quorum is present.

For	Against	Abstained
42,706,733	1,726	445,974

The decision taken:

To approve the 2004 VimpelCom Annual Report.

Item No 2: Approval of VimpelCom’s accounting statements, including Profit and Loss Statement for 2004 (prepared in accordance with Russian statutory accounting principles).

The results of the vote on the second item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 43,915,680.

Quorum is present.

For	Against	Abstained
42,703,831	3,424	448,282

The decision taken:

To approve VimpelCom’s 2004 accounting statements, including profit and loss statement (prepared in accordance with Russian statutory accounting principles) audited by Rosexpertiza, LLC.

Item No 3: Allocation of profits and losses resulting from 2004 operations including non-payment of dividends to holders of common registered shares and payment of dividends to holders of preferred registered shares of type A.

The results of the vote on the third item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 43,915,680.

Quorum is present.

For	Against	Abstained
42,433,088	140,356	582,001

The decision taken:

To not pay annual dividends to holders of common registered shares based on 2004 results; to pay annual dividends to holders of preferred registered shares of Type A based on 2004 results in the amount of 0.1 kopeck per share within 60 days from the date of the adoption of this decision; and to invest the remaining profits resulting from 2004 operating results into the business.

Item No 4: Election of the Board of Directors.

The results of the vote on the fourth item:

Note: Cumulative voting procedure.

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 519,368,598.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 395,240,364.

Quorum is present.

Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1. Mikhail Fridman	33,358,718
2. Arve Johansen	39,383,208
3. Pavel V. Kulikov	33,358,718
4. Jo Lunder	39,383,203
5. Alexey M. Reznikovich	33,358,718
6. Alex Sozonoff	3,502,511
7. Terje Thon	5,383,999
8. Henrik Torgersen	39,383,207
9. Natalia Tsukanova	33,358,718
10. Peter Watson	33,358,614
11. David J. Haines	33,358,667
12. Fridtjof Rusten	39,383,155

Number of votes recognized to be invalid and not counted in the results of voting on this Item is 0.

The decision taken:

To elect the following members to the Board of Directors: Mikhail M. Fridman, Arve Johansen, Pavel V. Kulikov, Jo Lunder, Alexey M. Reznikovich, Henrik Torgersen, Natalia Tsukanova, David J. Haines and Fridtjof Rusten.

Item No 5: Approval of the amended and restated Procedural Regulations of the Board of Directors.

The results of the vote on the fifth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 43,915,680.

Quorum is present.

For	Against	Abstained
26,962,547	15,860,098	754,035

The decision taken:

To approve the amended and restated Procedural Regulations of the Board of Directors.

Item No 6: Election of the Audit Commission.

The results of the vote on the sixth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 43,915,680.

Quorum is present.

For	Against	Abstained
42,313,176	1,542	1,600,878

The decision taken:

To elect the following individuals to the Audit Commission: Alexander Gersh, Halvor Bru and Nigel Robinson.

Item No 7: Approval of external auditors.

The results of the vote on the seventh item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 43,915,680.

Quorum is present.

For	Against	Abstained
42,419,407	1,845	730,302

The decision taken:

To approve the firm Ernst & Young (CIS) Ltd. as the auditor of the Company’s U.S. GAAP accounts and the firm Rosexpertiza, LLC as the auditor of the Company’s accounts prepared in accordance with Russian statutory accounting principles for the term until the annual general meeting of shareholders based on 2005 results.

Item No 8: Approval of reorganization of VimpelCom through statutory merger of CJSC “Extel” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Extel”

The results of the vote on the eighth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 43,915,680.

Quorum is present.

For	Against	Abstained
42,290,528	202,204	745,240

The decision taken:

To approve the reorganization of VimpelCom through the statutory merger of CJSC “Extel” into VimpelCom and to approve the Merger Agreement between VimpelCom and CJSC “Extel”.

Item No 9: Approval of reorganization of VimpelCom through statutory merger of CJSC “Sotovaya Company” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Sotovaya Company”.

The results of the vote on the ninth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 43,915,680.

Quorum is present.

For	Against	Abstained
42,197,766	202,308	745,190

The decision taken:

To approve the reorganization of VimpelCom through the statutory merger of CJSC “Sotovaya Company” into VimpelCom and to approve the Merger Agreement between VimpelCom and CJSC “Sotovaya Company”.

Item No 10: Approval of reorganization of VimpelCom through statutory merger of CJSC “StavTeleSot” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “StavTeleSot”.

The results of the vote on the tenth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 43,915,680.

Quorum is present.

For	Against	Abstained
42,196,523	202,333	748,208

The decision taken:

To approve the reorganization of VimpelCom through the statutory merger of CJSC “StavTeleSot” into VimpelCom and to approve the Merger Agreement between VimpelCom and CJSC “StavTeleSot”.

Item No 11: Approval of reorganization of VimpelCom through statutory merger of CJSC “Vostok-Zapad Telecom” into VimpelCom and of the Merger Agreement between VimpelCom and CJSC “Vostok-Zapad Telecom”.

The results of the vote on the eleventh item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 43,915,680.

Quorum is present.

For	Against	Abstained
42,195,289	202,313	748,208

The decision taken:

To approve the reorganization of VimpelCom through the statutory merger of CJSC “Vostok-Zapad Telecom” into VimpelCom and to approve the Merger Agreement between VimpelCom and CJSC “Vostok-Zapad Telecom”.

Item No 12: Approval of reorganization of VimpelCom through statutory merger of OJSC “Orensot” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Orensot”.

The results of the vote on the twelfth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 43,915,680.

Quorum is present.

For	Against	Abstained
42,188,377	202,288	748,486

The decision taken:

To approve the reorganization of VimpelCom through the statutory merger of OJSC “Orensot” into VimpelCom and to approve the Merger Agreement between VimpelCom and OJSC “Orensot”.

Item No 13: Approval of reorganization of VimpelCom through statutory merger of OJSC “Beeline-Samara” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Beeline-Samara”.

The results of the vote on the thirteenth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 43,915,680.

Quorum is present.

For	Against	Abstained
42,186,876	202,063	748,236

The decision taken:

To approve the reorganization of VimpelCom through the statutory merger of OJSC “Beeline-Samara” into VimpelCom and to approve the Merger Agreement between VimpelCom and OJSC “Beeline-Samara”.

Item No 14: Approval of reorganization of VimpelCom through statutory merger of OJSC “Dal Telecom International” into VimpelCom and of the Merger Agreement between VimpelCom and OJSC “Dal Telecom International”.

The results of the vote on the fourteenth item:

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 57,707,622.

The number of votes held by persons who participated in the Meeting and voted on this Item, is 43,915,680.

Quorum is present.

For	Against	Abstained
42,186,639	202,225	748,236

The decision taken:

To approve the reorganization of VimpelCom through the statutory merger of OJSC “Dal Telecom International” into VimpelCom and to approve the Merger Agreement between VimpelCom and OJSC “Dal Telecom International”.

In accordance with Art. 56(1) of the Federal Law “On Joint Stock Companies” ZAO National Registry Company (located at: 6 Veresaeva Str., Moscow 121357) was charged with the functions of the Counting Commission. The following authorized persons are members of the Counting Commission formed by ZAO National Registry Company (Order No. 177 dated June 16, 2005): Kuzin Maxim Yevgenyevich (chairman), Nikitin Andrey Nikolaevich (secretary), and Tatarintseva Olga Vitalyevna (member).

Chairman of the Meeting	/s/ Jo Lunder
Jo Lunder

Secretary of the Meeting	/s/ Karina Dashko Karina Dashko

June 22, 2005